UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 8.8% increase in December 2013

passenger traffic

Monterrey, Mexico, January 7, 2014—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.8% in December 2013, as compared to December 2012. Domestic traffic increased 10.0%, and international traffic increased 2.3%.

Of total December traffic, 97.8% was commercial aviation and 2.2% was general aviation.

Domestic traffic increased in twelve airports in December, with the most noteworthy increases in Monterrey (+6.0%; +25,675 passengers), Culiacán (+20.3%; +21,418), and Torreón (+41.1%; +11,663). Monterrey increased traffic on the Mexico City, Toluca, and Guadalajara routes. Culiacán increased traffic on the Tijuana and Mexico City routes. Torreón increased traffic on its Mexico City, Cancún, and Guadalajara routes. Domestic traffic decreased in Zihuatanejo (-2.6%; -781 passengers) as a result of a reduction in Mexico City traffic. In December, Volaris opened the San Luis Potosí – Cancún route; VivaAerobus opened the Mazatlán – La Paz and Monterrey – La Paz routes; and Interjet started operating the Monterrey – Hermosillo route.

International traffic increased most significantly in Zihuatanejo (+17.8%; +3,271 passengers) as a result of increases in traffic to Minneapolis and Calgary, and Zacatecas (+26.5%; +1,693) as a result of increases on the routes to Dallas and Los Angeles. The most significant reductions were in Monterrey (-1.7%; -1,503 passengers) as a result of lower traffic on the Dallas and San Antonio routes, and in Culiacán (-50.5%; -1,197) as a result of a reduction in Los Angeles traffic. In December, Aeroméxico started operating the Monterrey – Chicago route.

The number of flight operations (takeoffs and landings) in December increased 0.1% as compared to the same month of last year. The number of domestic operations increased 0.5% and international operations decreased 2.5%.

Total Passengers*

	Dec-12	Dec-13	Change %	Jan-Dec 2012	Jan-Dec 2013	Change %
Acapulco	50,601	55,241	9.2	546,951	617,079	12.8
Ciudad Juárez	62,769	67,012	6.8	699,394	702,904	0.5
Culiacán	107,952	128,173	18.7	1,168,380	1,252,235	7.2
Chihuahua	70,599	73,057	3.5	855,129	885,659	3.6
Durango	20,900	21,025	0.6	241,946	235,952	(2.5)
Mazatlán	65,931	73,844	12.0	669,407	731,297	9.2
Monterrey	517,223	541,395	4.7	6,105,910	6,417,755	5.1
Reynosa	32,517	42,459	30.6	302,934	392,206	29.5
San Luis Potosí	20,474	24,777	21.0	271,107	261,699	(3.5)
Tampico	52,063	55,356	6.3	594,797	608,813	2.4
Torreón	34,398	45,895	33.4	415,244	467,398	12.6
Zacatecas	21,921	23,768	8.4	265,264	259,677	(2.1)
Zihuatanejo	47,908	50,398	5.2	457,906	459,799	0.4
OMA Total	**1,105,256**	**1,202,400**	**8.8**	**12,594,369**	**13,292,473**	**5.5**

Domestic Passengers*

	Dec-12	Dec-13	Change %	Jan-Dec 2012	Jan-Dec 2013	Change %
Acapulco	45,472	50,136	10.3	486,268	560,945	15.4
Ciudad Juárez	62,639	66,744	6.6	698,503	701,780	0.5
Culiacán	105,580	126,998	20.3	1,150,805	1,233,353	7.2
Chihuahua	63,967	66,275	3.6	780,652	806,335	3.3
Durango	18,643	19,031	2.1	218,052	214,516	(1.6)
Mazatlán	36,893	43,994	19.2	417,924	485,112	16.1
Monterrey	427,141	452,816	6.0	5,163,153	5,458,918	5.7
Reynosa	32,427	42,385	30.7	302,015	391,416	29.6
San Luis Potosí	11,372	15,295	34.5	168,947	166,216	(1.6)
Tampico	48,218	50,665	5.1	550,918	563,680	2.3
Torreón	28,361	40,024	41.1	353,801	411,952	16.4
Zacatecas	15,535	15,689	1.0	191,866	176,709	(7.9)
Zihuatanejo	29,563	28,782	(2.6)	286,320	288,318	0.7
OMA Total	**925,811**	**1,018,834**	**10.0**	**10,769,224**	**11,459,250**	**6.4**

International Passengers*

	Dec-12	Dec-13	Change %	Jan-Dec 2012	Jan-Dec 2013	Change %
Acapulco	5,129	5,105	(0.5)	60,683	56,134	(7.5)
Ciudad Juárez	130	268	106.2	891	1,124	26.2
Culiacán	2,372	1,175	(50.5)	17,575	18,882	7.4
Chihuahua	6,632	6,782	2.3	74,477	79,324	6.5
Durango	2,257	1,994	(11.7)	23,894	21,436	(10.3)
Mazatlán	29,038	29,850	2.8	251,483	246,185	(2.1)
Monterrey	90,082	88,579	(1.7)	942,757	958,837	1.7
Reynosa	90	74	(17.8)	919	790	(14.0)
San Luis Potosí	9,102	9,482	4.2	102,160	95,483	(6.5)
Tampico	3,845	4,691	22.0	43,879	45,133	2.9
Torreón	6,037	5,871	(2.7)	61,443	55,446	(9.8)
Zacatecas	6,386	8,079	26.5	73,398	82,968	13.0
Zihuatanejo	18,345	21,616	17.8	171,586	171,481	(0.1)
OMA Total	**179,445**	**183,566**	**2.3**	**1,825,145**	**1,833,223**	**0.4**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit http://ir.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: January 7, 2014